Exhibit 99.2

R.V.B. HOLDINGS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 7, 2012

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of R.V.B. Holdings Ltd. (the “Company”), do hereby nominate, constitute and appoint Yitzhak Apeloig, Ofer Sandelson, Ofer Naveh, or any one of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 1.00 per share, of the Company, held in my name on its books as of April 2, 2012 at the Annual General Meeting of Shareholders to be held on May 7, 2012 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

This  proxy,  when  properly  executed,  will  be  voted  in  the  manner  directed on the reverse side by the undersigned shareholder. If no direction is made, the proxy may NOT be voted for proposal 4 in the case an objection is filed, as detailed in the proxy statement.  Should  any  other  matter requiring  a  vote  of  the  shareholders  arise,  the  proxies  named  above  are authorized to vote in accordance with their best judgment in the interest of the Company.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

R.V.B. HOLDINGS LTD.

May 7, 2012

Please sign, date and mail

your proxy card in the

envelope provided as soon as possible.

▼ Please detach along perforated line and mail in the envelope provided.▼

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN
1.
Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the 2012 fiscal year and the period ending at the close of the next annual general meeting and to authorize the board of directors to determine the independent auditors' remuneration.
		☐	☐	☐

2.	Re-election of each of Messrs. Yitzhak Apeloig and Yair Fudim as a director of the Company to hold office until the close of the next annual general meeting.	☐	☐	☐

3.	Re-election of Mr. Gedaliah Shelef as a director of the Company to hold office until the close of the next annual general meeting and classification of Mr. Shelef as an independent director.	☐	☐	☐

4.	Approval and ratification of the Company's purchase of insurance policies of directors’ and officers’ liability.	☐	☐	☐

		YES	NO
	Do you have a personal interest in the transactions underlying Proposal 4? (Please note: If you do not mark either Yes or No, your shares may not be voted for Proposal 4)	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.   Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
 Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.